Exhibit 99.1

Ballard to be Included in S&P/TSX Composite Index, Effective September 23

VANCOUVER and TORONTO, Sept. 16, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that, effective September 23, 2019, the Company will be included in the S&P/TSX Composite Index (https://web.tmxmoney.com). Approximately 240 of the 1,500 companies listed on the TSX are included in the S&P/TSX Composite Index.

Randy MacEwen, Ballard President and CEO noted, "Inclusion in this benchmark Canadian index is a very significant event in the evolution and growth of Ballard's business. This coincides with the heightened importance of zero-emission mobility globally, which has resulted in Ballard's fuel cell products gaining traction as a power source across a range of mobility applications. These applications include buses, commercial trucks, trains, ships, cars as well as unmanned aerial vehicles."

Inclusion in the S&P/TSX Composite Index can be expected to positively impact index fund purchases of Ballard shares and may increase the Company's visibility and liquidity within the Canadian market.

The S&P/TSX Composite Index closed today at 16,682.42, up 16.2% year-to-date, on an aggregate volume of 221.9 million shares.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2019/16/c9475.html

%CIK: 0001453015

For further information: Ballard Contact: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:55e 16-SEP-19